Russel Metals Inc.
                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations
For The Six Months Ended June 30, 1995




The following management discussion and analysis of financial condition and results of operations should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 1994, including the notes thereto, and the accompanying condensed unaudited Consolidated Financial Statements for the quarter and six months ended June 30, 1995. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. All dollar references in this report are in Canadian dollars.

                                     Quarter Ended                Six Months
Ended                                         June 30
June 30                                   1995          1994              1995
       1994                                       (restated)
 (restated)                                                    (in thousands)
Revenues
  Metals                      $353,051      $262,169          $703,199
$487,139   Transport                     51,241        75,804            98,766
     133,758   TOTAL                       $404,292      $337,973
$801,965       $620,897

Segment Operating Margins (Losses)
  Metals                       $17,632       $15,188           $37,221
$26,899   Transport                      4,325         6,811             5,535
      6,491   TOTAL                        $21,957       $21,999
$42,756        $33,390

THREE MONTHS ENDED JUNE 30, 1995 COMPARED TO THREE MONTHS
ENDED JUNE 30, 1994

Segment Information

Metals - Metals operations revenues increased by $90.9 million, or 34.7%, for the three months ended June 30, 1995, compared to the three months ended June 30, 1994. Service center operations sales increased $103.9 million compared to 1994 with approximately 47% of this increase related to internal growth and the remainder related to acquisitions in the second half of 1994. The internal growth related to higher volumes and prices in all regions of Canada and the United States. Total Distributors doubled its revenue in the second quarter of 1995, compared to the second quarter of 1994, primarily due to the opening of a new distribution center in Houston, Texas in the Fall of 1994. Trading operations sales decreased $13.0 million due to lower imports of wire rod into the U.S. compared to the same quarter of 1994.

Operating margins of the Metals operations increased $2.4 million or 16.1% for the three months ended June 30, 1995, compared to the three months ended June 30, 1994. The improvement relates to acquisitions made in the second half of 1994.

Transport - Transport operations revenues decreased by $24.6 million to $51.2 million for the three months ended June 30, 1995, compared with the second quarter of 1994. Transport revenues represented 12.7% of consolidated 1995 second quarter revenues compared to 22.4% in the second quarter of 1994. The reduction in revenues in the quarter primarily relates to the sale of the White Pass petroleum operations effective May 31, 1995 and the sale of Consolidated Fastfrate effective September 1, 1994.

Segment operating margins for the transport operations decreased $2.5 million to $4.3 million for the second quarter of 1995, compared with the second quarter of 1994. The reduced segment margin is primarily a result of the sale of White Pass' petroleum operations and Consolidated Fastfrate.
Consolidated Results

Revenues - For the reasons discussed above, consolidated revenues increased by $66.3 million, or 19.6%, to $404.3 million in the three months ended June 30, 1995 from $338.0 million in the three months ended June 30, 1994.

Operating Margins - Segment operating margin for the three months ended June 30, 1995, of $22.0 million from continuing operations, is identical to the segment margin for the three months ended June 30, 1994. However, the Metals operations represented 80.3% of the second quarter 1995 segment margin versus 69.0% in the comparable period of 1994.
Interest Expense - Interest expense for the second quarter of 1995 is $2.6 million higher than the second quarter of 1994. The increase relates to higher borrowings, to support the increased working capital in the Metals operations and capital expenditures, and higher short-term borrowings costs on our floating rate debt.

Earnings from Continuing Operations - Earnings from continuing operations for the quarter ended June 30, 1995 were $4.7 million compared to $5.7 million for the same quarter in 1994. The reduced earnings from continuing operations are related to higher interest expense in 1995 compared to 1994.

Discontinued Operations - As at December 31, 1994, the Company announced a plan to discontinue its Consumer operations. These operations had no impact on consolidated earnings in the second quarter of 1995, compared to a loss from discontinued operations of $3.3 million, net of income taxes in the second quarter of 1994.

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994

Segment Information

Metals - Metals operations revenues increased $216.1 million, or 44.4%, for the six months ended June 30, 1995, compared to the six months ended June 30, 1994. The combination of increased volumes and selling prices resulted in approximately 56% of the growth being generated internally by our existing businesses. The remaining increase in revenues resulted from acquisitions made during the second half of 1994. Revenues have increased for most service center locations in Canada and the U.S.

Operating earnings of the Metals operations increased $10.3 million in the six months ended June 30, 1995, compared to the same period in 1994, primarily due to higher service center sales volumes and prices.

Transport - Transport revenues decreased $35.0 million to $98.8 million for the six months ended June 30, 1995, compared to the six months ended June 30, 1994. The decrease relates to the sale of Consolidated Fastfrate effective September 1, 1994, partially offset by increased revenues at Triline Expressways of 11.6% generated by higher volume and pricing compared to the first six months of 1994.

Segment operating margins of the Transport operations for the six months ended June 30, 1995, compared to the six months ended June 30, 1994, decreased by $1.0 million, or 14.7%. The decrease relates to the sale of Consolidated
Fastfrate.


Consolidated Results

Revenues - For the reasons discussed above, consolidated revenues from continuing operations increased $181.1 million in the six months ended June 30, 1995, compared to the six months ended June 30, 1994. Metals revenues represented approximately 88% of consolidated revenues for the first half of 1995 compared to 78% for the first half of 1994.

Operating Margins - Segment operating margins increased $9.4 million to $42.8 million for the six months ended June 30, 1995, compared to the same period in 1994. The increase is entirely attributable to the Metals operations.


Interest Expense - Interest expense for the six months ended June 30, 1995 is $5.5 million higher than interest for the six months ended June 30, 1994. The increase relates to higher borrowings for capital expenditures and for working capital requirements to support the increased sales in the Metals operations, and higher short-term borrowing costs on the Corporation's floating rate debt. Earnings from Continuing Operations- Earnings from continuing operations increased $2.6 million to $9.1 million for the six months ended June 30, 1995. As discussed above, the increase relates to higher segment operating margins from Metals offset by higher interest expense.
Discontinued Operations - These operations had no impact on consolidated earnings for the first half of 1995, compared to a loss from discontinued operations of $8.5 million, net of income taxes for the first half of 1994.

Liquidity and Capital Resources

During the six months ended June 30, 1995, the Company generated $16.5 million in cash from continuing operations. The growth in revenues in the Metals operations required increased working capital of $30.9 million. The sale of the White Pass petroleum operations generated cash of $31.3 million, while capital spending utilized $37.0 million. First half expenditures also included $4.9 million to acquire three specialty Metals service center operations. Discontinued operations consumed $26.8 million in cash during the period, primarily related to seasonal accounts receivable and inventory buildup at Cashway Building Centres.

For the six months ended June 30, 1994, the Company utilized $46.8 million of cash in continuing operations and $3.4 million of cash in discontinued operations. Continuing operations generated cash from operations of $21.2 million and $80.4 million from the issue of common shares, with $55 million of the common share issue used to redeem preference shares. Cash utilized by continuing operations included $13.3 million to acquire Total Distributors, $30.7 million to repay our Australian debenture and $34.1 million for increased working capital requirements. The cash utilized in discontinued operations related to seasonal increases in working capital and the funding of operating losses offset by the sale of SmithBooks in May 1994.

The Company currently has a $275 million demand banking facility, of which $85.0 million was available for future draw down as at June 30, 1995. The use of the demand banking facility peaked in the quarter but was reduced through Metals inventory reductions and asset sales by June 30, 1995.
The Company has no
significant long-term debt repayments scheduled before 1998.
The $16.6 million in current long-term debt as at June 30, 1995, represents the 10.2% debentures retractable annually until due on July 13, 1998. The full amount of these debentures is included as a commitment against our $275 million operating line even though it is not anticipated that the remaining single holder of the debentures will retract the debentures before maturity.
The ratio of current assets to current liabilities was 1.6 at June 30, 1995 and December 31, 1994. The debt to equity ratio was 0.9 at June 30, 1995 compared to 0.8 at December 31, 1994.

                                      Russel Metals Inc.
                           Reconciliation of Net Income to U.S. GAAP
             Quarter and Six Months Ended June 30, 1995
                  (000)


                                          Quarter Ended        Six Months Ended
                                            June 30                June 30
                                             1995     1994          1995
1994
Net income as shown on the
financial statements                     $4,652   $2,464        $9,068 $(1,994)
Items having the effect of
increasing reported income

   Amortization of unrealized
   exchange loss (gain) on
   long-term debt                          (24)       19             6       90
Items having the effect of decreasing
reported income

   Unrealized exchange gain (loss)
    on long-term debt                       217       52           240    (488)
                                         ______   ______        ______   ______

Net income according to U.S. GAAP        $4,845   $2,535        $9,314  $(2,392)


                          Report to Shareholders





The rate of increase in demand for the Company's goods and services reduced in the second quarter, reflecting the slowing North American economy. This effect was particularly felt in the flat rolled sector, which serves automobile and durable goods producers, with steel price reductions adversely affecting selling margins.


SECOND QUARTER RESULTS

Second quarter revenues increased over the same period a year ago by 20% to $404.3 million, led by the Metals segment revenues which grew by 35% to $353.1 million.
For the six months ended June 30, 1995, revenues of $802.0 million were 29% higher than the first six months of 1994, again led by Metals, which increased 44% to $703.2 million.
Transport sales declined due to the divestiture in September 1994 of our Consolidated Fastfrate poolcar operations and in June 1995 of our White Pass petroleum operations.
Second quarter 1995 operating margins for Metals increased by 16% to $17.6 million when compared with the second quarter of 1994. First half operating margins increased by 38% to $37.2 million. Transport operating margins declined due to the divestitures noted above.
Unaudited net income from continuing operations was $4.7 million for the second quarter of 1995, compared to $5.7 million in the comparable quarter of 1994.
The major factor contributing to this reduction was a rise in interest costs, due to higher floating debt rates and increased borrowings to support asset growth. Year to date net income from continuing operations was $9.1 million compared to $6.5 million for the six months ended June 30, 1994.
After preferred share dividends the unaudited net income per common share was $0.08 in the second quarter compared with $0.04 in the second quarter of 1994 and $0.16 for the six months ended June 30, 1995, compared with a loss of $0.09 during the first half of last year.
                                      2

REPORT ON OPERATIONS

                                   Quarter Ended              Six Months Ended
                                   June 30                      June 30
                         1995      1994              1995      1994
                                      (millions)
Metals Operations
     Revenues                     $353.1     $262.2           $703.2    $487.1
  Segment margins                17.6       15.1             37.2      26.9

Transport Operations
     Revenues                      $51.2      $75.8            $98.8    $133.8
  Segment margins                 4.3        6.8              5.5       6.5

The growth in Metals service center revenues achieved in the second quarter was attributable equally to internal growth and to acquisitions.


DIVESTITURE

In June 1995, the Company sold the petroleum distribution business of The White Pass and Yukon Corporation for proceeds of approximately $35 million. After this divestiture, White Pass continues to operate its profitable tourist railway out of Skagway, Alaska.

OUTLOOK

The rapid economic expansion experienced over the last 18 to 24 months abated during the second quarter, and it is not clear which direction the economy will take following this pause in the growth.
Your management team is focussed on positioning the Company to achieve optimal results under whatever economic conditions evolve.

                                          RUSSEL METALS INC.
          CONSOLIDATED BALANCE SHEETS (UNAUDITED)
               ($000)


                                                   June 30        December 31
                                                1995             1994
                                                                        Current
assets
    Accounts receivable                            $232,165         $223,729
Income taxes recoverable                         17,888           17,888
Inventories                                     255,889          239,629
Prepaid expenses and other assets                 6,849            3,583
Current assets - discontinued operations         88,825           79,258
                                           601,616          564,087 Fixed assets
    Property, plant and equipment                   164,792          153,309
Property, plant and equipment - discontinued
      operations                                     64,658           68,549
                                               229,450          221,858 Other
assets
    Long-term receivable                             32,301           34,245
Other investments                                 4,872           11,258
Deferred charges                                 12,984           14,233
Goodwill                                         12,744           11,471
Deferred income taxes                            47,165           50,141
Other assets - discontinued operations           14,838           15,125
                                           124,904          136,473
                                                   $955,970         $922,418

Current liabilities
     Bank indebtedness                             $135,699         $ 99,122
Accounts payable and accrued liabilities       185,719          170,543
Current portion of long-term debt               16,582           16,985
Current liabilities - discontinued operations   40,153           62,150
                                          378,153          348,800
Long-Term Debt                                      187,719          191,388
Convertible Debentures and Shareholders' Equity     390,098          382,230
                                                   $955,970         $922,418

ON BEHALF OF THE BOARD,


Director                               Director


                               RUSSEL METALS INC.
                CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
           Quarter ended June 30

    ($000, except for per share amounts and average shares outstanding)
                                            Quarter Ended                 Six
Months Ended                                                June 30
         June 30                                          1995           1994
     1995            1994
(Restated)                     (Restated)
Sales and services                      $404,292        $337,973     $801,965
   $620,897
Cost of sales and operating expenses     384,561         318,261      763,435
    591,726 Interest on long-term debt                 7,377           7,805
 14,948          15,951 Other interest expense                     4,253
 1,269        7,547           1,039 Other expense (income)
21           (116)          (7)           (199)
                                         396,212         327,219      785,923
    608,517
Earnings before income taxes               8,080          10,754       16,042
     12,380
Provision for income taxes                 3,428           5,025        6,974
      5,862
Earnings from continuing operations        4,652           5,729        9,068
      6,518
Loss from discontinued operations - net
  of related income taxes                      -         (3,265)            -
    (8,512)
Net earnings (loss) for the period        $4,652          $2,464       $9,068
   $(1,994)
Earnings per common share from
  continuing operations
     Basic                                 $0.08           $0.11        $0.16
      $0.09      Fully diluted                         $0.08           $0.11
  $0.16           $0.09
Net earnings (loss) per common share
     Basic                                 $0.08           $0.04        $0.16
    $(0.09)      Fully diluted                         $0.08           $0.04
  $0.16         $(0.09)

Average shares outstanding            51,007,864      47,619,577   51,007,864
 47,619,577


                             RUSSEL METALS INC.
         CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                (UNAUDITED)
                         Six Months ended June 30
                                  ($000)

                                                      1995        1994
                                                (Restated)
                                             Operating activities
     Net earnings from continuing operations        $9,068      $6,518
Depreciation and amortization                   8,617       8,244      Deferred
income taxes                           2,909       6,834      Accrued revenue -
deferred income taxes         (391)       (368)      Gain on sale of fixed
assets                      (7)       (199) Cash from continuing operations
              20,196      21,029
Changes in working capital items
     Accounts receivable                           (9,730)    (46,813)
Income taxes recoverable                            -       1,873
Inventories                                  (32,694)    (38,337)      Accounts
payable and accrued liabilities       25,500      49,978      Other
                          (3,258)       (627) Cash from (used in) continuing
operating activities     14    (12,897)
Financing activities
     Decrease in long-term debt                    (1,227)    (30,673)
(Increase) decrease in long-term receivable     2,335     (4,684)      Issue of
common shares                              -      80,396      Redemption of
preferred shares                      -    (55,000)      Dividends
                     (1,126)     (2,336) Cash used in financing activities
             (18)    (12,297)
Investing activities
     Purchase of fixed assets                     (40,368)     (4,490)
Proceeds on sale of fixed assets                  416         308      Proceeds
on sale of subsidiary company         34,074           -      Purchase of
subsidiary companies              (4,857)    (13,257)      Other
                         1,548     (4,187) Cash used in investing activities
            (9,187)    (21,626)
Decrease in cash from continuing operations        (9,191)    (46,820)
Cash used in discontinued operations              (27,386)     (3,423)
Decrease in cash                                  (36,577)    (50,243) Cash
position, beginning of the period            (99,122)      37,372
Cash position, end of the period                $(135,699)   $(12,871)

NOTE:  Cash position represents cash or bank indebtedness.


RUSSEL METALS/NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A                              NASDAQ: RUSAF

RUSSEL METALS REPORTS SECOND QUARTER  RESULTS
Metals Operations Up From Last Year


TORONTO (August 8, 1995) -- Russel Metals today reported increased revenues and earnings for the second quarter of 1995. The Metals operations posted gains in the quarter of 34% in sales and 16% in operating profits compared to the second quarter of 1994.
The Company s consolidated revenues for the quarter increased by 20% to $404.3 million. The 34% increase in Metals revenue growth was offset by a decline in revenues in the Transport segment due to divestitures completed in the last year. Approximately one half of the Metals revenue growth was derived from expansion of existing service center and trading operations, and one half through acquisitions in Canada and the United States.
The 16% increase in operating margins for Metals was offset by a corresponding decline in Transport margins due to the divestitures noted above. As a result consolidated operating margins of $19.7 million were virtually unchanged from the second quarter of 1994.
Consolidated net income from continuing operations was $4.7 million for the quarter compared to $5.7 million in the comparable quarter of 1994. The major factor contributing to this reduction was a rise in interest costs, due to higher floating debt rates and increased borrowings to support asset growth. Year to date net income from continuing operations of $9.1 million was ahead of the $6.5 million earned in the first six months of 1994.

After preferred share dividends, the net income per share for the Company improved to $0.08 for the three months ended June 30, 1995, compared to $0.04 for the second quarter of 1994.
Russel Metals Chairman and Chief Executive Officer, John S. Pelton, commented, The Metals operations enjoyed another strong quarter. The rate of increase in demand for the Company s products and services showed signs of slowing in the quarter, reflecting the pause in the North American economy. This effect was particularly felt in the flat rolled sector which accounts for less than one third of Metals sales. Demand for the majority of Metals products - general line, structural products, plate, pipe and tubing - remains firm.
Russel Metals is one of the five largest processors of metal and metal products in North America through its network of 45 Canadian and 12 U.S. service centers. The Company s operating units trade under various names including Russel Metals, Russelsteel, Drummond McCall, Russel Drummond, Baldwin International, I. Bahcall Steel & Pipe, Total Distributors, Fedmet Trading, Pioneer Steel & Tube, Comco Pipe and Supply and Wirth Limited. Russel Metals also has investments in the transportation sector.

-30-

For further information, contact:
John S. Pelton
Chairman and CEO,
Russel Metals
(905) 819 - 7777


                               RUSSEL METALS/NEWS


                               FOR IMMEDIATE RELEASE

                               STOCK SYMBOL:  TSE: RUS.A    NASDAQ: RUSAF
RUSSEL METALS DECLARES DIVIDEND
FOR CLASS II PREFERRED SHARES, SERIES C


TORONTO (August 8, 1995) -- Russel Metals Inc., announced today that it has declared a dividend of 46.875 cents per share on its Convertible Class II Preferred Shares, Series C, payable on September 15, 1995 to shareholders of record at the close of business on August 22, 1995.
Russel is one of North America's five largest metals distribution and processing organizations, with a network of 45 Canadian and 12 U.S. service centres, which provide and process a wide range of carbon steel and alloy metal products.

-30-

For further information, contact:
John S. Pelton
Chairman and CEO,
Russel Metals
(905) 819 - 7777